Exhibit 99.1

PRESS RELEASE

ADHEREX REPORTS THIRD QUARTER 2005 FINANCIAL RESULTS

Research Triangle Park, NC, November 7, 2005 — Adherex Technologies Inc. (AMEX:ADH, TSX: AHX), a biopharmaceutical company with a broad portfolio of oncology products under development, today reported its financial results for the third quarter ended September 30, 2005.

Financial Update

As the majority of the Company’s operations are now denominated in United States (“U.S.”) dollars, effective January 1, 2005, Adherex changed its functional and reporting currency to the U.S. dollar. Unless otherwise indicated, the amounts included in this press release are in U.S. dollars.

Net loss for the quarter ended September 30, 2005 was $4.4 million or $0.11 per share, up $1.6 million from the same period last year. This increase primarily relates to our expanding clinical trial program for ADH-1, including the ongoing Phase Ib/II trials in Europe and the US and the Phase II trial in Canada. In addition, a portion of the increase relates to initial activities for the development of eniluracil. The increase in R&D expenses was partially offset by a decrease in G&A expenses, which were higher in 2004 due to the relocation of the Company’s offices to North Carolina.

The net loss for the nine-month period ended September 30, 2005 was $12.1 million, or $0.32 loss per share, compared to a net loss of $7.8 million, or $0.24 loss per share, for the nine-month period ended September 30, 2004. Operating expenses totaled $13.2 million, an increase of 51% over the same period last year. These operating expenses primarily reflect increased research and development expenditures related to the expanding clinical trial program for ADH-1 and initial activities for the development of eniluracil. The increase in R&D expenses of $5.3 million was partially offset by a decrease in G&A expenses of $1.1 million as compared to the prior year.

Cash, cash equivalents and short-term investments totaled $16.7 million as of September 30, 2005, compared to $17.5 million as of December 31, 2004, with a corresponding decrease in working capital of $1.3 million. This decrease reflects the continued funding of the Company’s operations, including the development and advancement of its product candidates, partially offset by a private placement completed in July 2005 in which the Company received net proceeds of $8.1 million.

Corporate Update

As previously announced, the Company will hold a conference call on November 16, 2005 at 10 a.m. ET to discuss its third quarter 2005 financial results and announce the details for its eniluracil development program. This call will be webcast live via the Internet at www.adherex.com. The event will also be archived and available for telephone replay through November 21, 2005 and webcast replay through November 16, 2006.

Live Participant Dial In (Toll Free, Canadian and US callers): 800-946-0783

Live Participant Dial In (International): 719-457-2658

Conference Passcode: 9409555

Replay Number (Toll Free): 888-203-1112

Replay Number (International): 719-457-0820

Replay Passcode: 9409555

About Adherex Technologies

Adherex Technologies Inc. is a biopharmaceutical company dedicated to the discovery and development of novel cancer therapeutics. We aim to be a leader in developing innovative treatments that address important unmet medical needs in cancer. We currently have multiple products in the clinical stage of development, including ADH-1 (Exherin™), eniluracil and sodium thiosulfate (STS). ADH-1, our lead biotechnology compound, selectively targets N-cadherin, a protein present on certain tumor cells and established blood vessels that feed solid tumors. Eniluracil, an oral dihydropyrimidine dehydrogenase (DPD) inhibitor, was previously under development by GlaxoSmithKline for oncology indications. STS, a drug from our specialty pharmaceuticals pipeline, protects against the disabling hearing loss that can often result from treatment with platinum-based chemotherapy drugs. With a diversified portfolio of unique preclinical and clinical-stage cancer compounds and a management team with expertise in identifying, developing and commercializing novel cancer therapeutics, Adherex is emerging as a pioneering oncology company. For more information, please visit our website at www.adherex.com.

FINANCIAL CHARTS FOLLOW

Adherex Technologies Inc.

Selected Financial Data

(U.S. dollars in thousands except per share amounts)

	September 30, 2005	December 31, 2004
	(unaudited)
Condensed Consolidated Balance Sheets:
Assets:
Cash and cash equivalents	$13,173	$17,473
Short-term investments	3,435	—
Other current and long-term assets	1,152	1,101
Acquired intellectual property rights	18,374	20,415

Total assets	$36,134	$38,989

Liabilities and shareholders’ equity:
Accounts payable and accrued liabilities	$2,094	$1,779
Other current and long-term liabilities	503	140
Future income taxes	6,716	7,463
Total shareholders’ equity	26,821	29,607

Total liabilities and shareholders’ equity	$36,134	$38,989

	Nine Months Ended September 30,
	2005	2004
	(unaudited)	(unaudited)
Condensed Consolidated Statements of Operations:
Operating expenses:
Research and development	$8,525	$3,255
General and administration	2,591	3,673
Amortization of acquired intellectual property rights	2,042	1,763

Loss from operations	(13,158)	(8,691)

Net interest income	266	219
Recovery of future income taxes	747	644

Net loss	$(12,145)	$(7,828)

Net loss per share of common stock, basic and diluted(a)	$(0.32)	$(0.24)

(a)	On July 20, 2005, the Company announced that the Board of Directors had approved a share consolidation of the Company’s common stock, stock options and warrants to purchase shares of common stock at a ratio of one-for-five.

This press release may contain forward-looking statements that involve significant risks and uncertainties. The actual results, performance or achievements of the Company might differ materially from the results, performance or achievements of the Company expressed or implied by such forward-looking statements. We are subject to various risks, including those inherent in the biopharmaceutical industry, the early stage of our product candidates, the uncertainties of drug development, clinical trials and regulatory review, our reliance on collaborative partners, our need for additional capital to fund our operations, and our history of losses. For a more detailed discussion of related risk factors, please refer to our public filings available at www.sedar.com and www.sec.gov.

— END —

For further information, please contact:

Melissa Matson

Director, Corporate Communications

Adherex Technologies Inc.

T: (919) 484-8484

matsonm@adherex.com

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